UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number 001-31236

TSAKOS ENERGY NAVIGATION LIMITED

(Translation of registrant’s name into English)

367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

TSAKOS ENERGY NAVIGATION LIMITED

FORM 6-K

This report on Form 6-K is hereby incorporated by reference into the following Registration Statements of the Company:

•	Registration Statement (Form F-3 No. 333-240253) filed with the SEC on July 31, 2020;

•	Registration Statement on Form F-3 (No. 333-234279) filed with the SEC on October 21, 2019;

•	Registration Statement on Form F-3 (No. 333-206852) filed with the SEC on September 9, 2015;

•	Registration Statement on Form F-3 (No. 333-111615) filed with the SEC on December 30, 2003;

•	Registration Statement on Form S-8 (No. 333-183007) initially filed with the SEC on August 2, 2012, as amended;

•	Registration Statement on Form S-8 (No. 333-134306) initially filed with the SEC on May 19, 2006, as amended;

•	Registration Statement on Form S-8 (No. 333-104062) filed with the SEC on March 27, 2003; and

•	Registration Statement on Form S-8 (No. 333-102860) filed with the SEC on January 31, 2003.

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The press release issued by Tsakos Energy Navigation Ltd. on May 9, 2022 announcing that it has declared dividends on its Series D and Series E Preferred Shares is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

99.1 Press Release, dated May 9, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2022

TSAKOS ENERGY NAVIGATION LIMITED

By:	/s/ George Saroglou
George Saroglou
Chief Operating Officer